FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2013

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No   ☒

YPF Sociedád Anonima

TABLE OF CONTENTS

ITEM

1	Translation of Q2 2013 Earnings Presentation.

2

2nd Quarter 2013 Earnings Webcast August 12, 2013

Disclaimer
Safe harbor statement under the US Private Securities Litigation Reform Act of 1995.
This document contains statements that YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation
Reform Act of 1995.
These forward-looking statements may include statements regarding the intent, belief, plans, current expectations or objectives of YPF and its management, including statements with respect to YPF’s future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes and reserves, as well as YPF’s plans, expectations or objectives with respect to future capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as future crude oil and other prices, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties,
YPF’s actual future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes, reserves, capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies, as well as actual future economic and other conditions, such as future crude oil and other prices, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to, oil, gas and other price fluctuations, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by YPF and its affiliates with the Securities and Exchange Commission, in particular, those described in “Item 3. Key Information—Risk Factors”
and “Item 5. Operating and Financial Review and Prospects” in YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012 filed
Except as required by law, YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized.
These materials do not constitute an offer for sale of YPF S.A. bonds, shares or ADRs in the United States or otherwise.
changes and other factors which may be beyond YPF’s control or may be difficult to predict.
with the US Securities and Exchange Commission. In light of the foregoing, the forward-looking statements included in this document may not occur.

Agenda Q2 2013 Results 1 Financial Situation 2 Shale Development Agreement 3 Summary 4

Revenues of ARS 21.9 bn (+36.4% vs. Q2 2012)
Crude oil production 228.2 Kbbl/d (+0.4%)
Natural gas production 33.0 Mm3/d (-3.2%)
Signed shale oil development agreement with Chevron in Vaca Muerta
Recurring EBITDA reached ARS 5.8bn (+40.0%)
Full quarter negative effect from fire in La Plata Refinery
Recurring Operating Income was ARS 2.2 bn (+18.6%)
Recurring Net Income was ARS 1.1 bn (+30.9%)
Total Capex topped ARS 6.5 bn (+90.8%)
Q2 2013 Results Highlights
(1)
(1) Results adjusted for non-recurring non-cash provision of ARS 855 million

In million of ARS
Solid domestic demand and pricing discipline coupled with Downstream business unit efforts to recover from the La Plata Refinery incident resulted in recurring Operating Income increase of 18.6%.
Q2 2013 Recurring Operating Income
(1)
(1) Impact of non cash provision relating to claims arising from discontinuity of gas export contracts to Brazil in 2009 not included.
1,809
2,218
5,857
- 2,221
-1,631
-813
-609
-235
Q2 2012 Revenues Purchases Costs of
sales
SG&A DD&A Other Q2 2013

In million of ARS
Q2 2013 Recurring Operating Income
(1)
Downstream business performance drove the increased results of this quarter.
(1) Impact of non cash provision relating to claims arising from discontinuity of gas export contracts to Brazil in 2009 not included.

Q2 2013 Upstream Results
(1)
(2)
Higher revenues were offset by increases in production costs and depreciations.
In million of ARS
1,458
1,443
2,447
210
121
-1,264
-537
-316
-676
Q2 2012 Revenues Purchases Afiliates Production
costs
DD&A Royalties Other Q2 2013
(1) Impact of non cash provision relating to claims arising from discontinuity of gas export contracts to Brazil in 2009 not included. / (2) Includes ARS 312 million of crude oil export taxes

Crude oil production (kbbl/d)
Natural gas production (Mm
3
/d)
Q2 2013 Upstream Results -
Production
(1) July 2013 production preliminary estimate.
(1)
(1)
Downward trend in production seen in recent years continues to revert; crude oil and natural gas production for the quarter above previous two quarters.
256.8
244.9
240.9
222.6
227.4
226.3
228.2
234.4
2008 2009 2010 2011 2012 Q1 13 Q2 13 jul-13
46.9
41.3
38.1
34.2
33.4
31.4
33.0
34.8
2008 2009 2010 2011 2012 Q1 13 Q2 13 jul-13

Drilling Rigs
(1)
Workover
(1)
Q2 2013 Upstream Results -
Activity
(1) End of period active rigs
+140%
+71%
Increase in activity according to plan.
25
36
42
46
52
58
60
Q1 2012 Q2 2012 Q3 2012 Q4 2012 Q1 2013 Q2 2013 jul-13
49
62
69
70
73
82
84
Q1 2012 Q2 2012 Q3 2012 Q4 2012 Q1 2013 Q2 2013 jul-13

Q2 2013 Downstream Results
In million of ARS
Increased Operating Income by 40,4% despite impact from
the La Plata Refinery incident.
862
1,210
4,670
-3,552
-429
-329
-8
-4
Q2 2012 Revenues Purchases SG&A DD&A Affiliates Q2 2013
Production
costs

-15.9%
Crude processed (kbbl/d)
Domestic sales of refined products (Km3)
-1.4%
Q2 2013 Downstream Results -
Sales
Maintained local marketshare even with lower crude processed
289
243
Q2 2012 Q2 2013
3,872
3,819
Q2 2012 Q2 2013
Others
LPG
Fuel Oil
Jet fuel and
kerosene
Gasoline
Diesel

Topping D
Topping C
Vacuum Unit
Vacuum
Unit
FCC A
Coke A
FCC B
Coke B
Lubes Train
La Plata Refinery Simplified Scheme Diagram
Q2 2013 Downstream Results -
La Plata Refinery Update
• Impressive efforts from Downstream business team to control fire and successfully restore production ahead of schedule.
• After a week we were processing 100 Kbbl/d, and before the end of May we were running at 150 Kbbl/d.
• YPF has appropriate insurance coverage for both physical damage and business interruption.
25 Kbbl/d
100 Kbbl/d
150 Kbbl/d
Emergency Crude processing normalization New coke unit
Capacity before
Incident (189 Kbbl/d)
Top D starts
Top IV starts
Top C starts
April 7 April 2 May 24
2015
208 Kbbl/d
Capacity after
Incident (150 Kbbl/d)
New Coke starts
Topping

Q2 2013 Capex
(1)
1. Economic capex figures as expressed in Note 2.g of Q2 2013 YPF financial statements.
Downstream
Upstream
Progress of the new coke unit at
the La Plata refinery, the
Continuous Catalytic Reformer
at our chemical complex in
Ensenada and the fuel
hydrogenation units at Luján de
Cuyo
Neuquina basin: Loma La Lata
(conventional and unconventional),
Chihuido Sierra Negra and Catriel
Golfo San Jorge basin:
Manantiales Behr, El Trebol and
Los Perales
+90.8%
3,412
6,510
Q2 2012
Q2 2013
Upstream
Downstream Others

Agenda Q2 2013 Results 1 Financial Situation 2 Shale Development Agreement 3 Summary 4

In million of ARS
(1) Includes 143 MARS from the consolidation of GASA
(2) Includes effect of changes in exchange rates
(3) Effective spendings in fixed assets acquisitions during the quarter
(1)
(2)
Notes Amount Interest Rate Maturity
Series XVI
(Q2 2013)
ARS 300M 19% 12 months
Series XVII
(Q2 2013)
ARS 2,250M
BADLAR+225bps
84 months
Series XVIII
(Q2 2013)
USD 61M 0.1% 24 months
Series XIX
(Q2 2013)
USD 89M 1.29% 48 months
Series XX
(Q2 2013)
ARS 1,265M
BADLAR+225bps
84 months
Series XXI
(Q3 2013)
ARS 100M 19% 12 months
Series XXII
(Q3 2013)
USD 91,5M 3.5% 84 months
Q2 2013 Financial Situation
(3)
• Issued ARS 4.6bn notes in the local market during Q2 2013 (ARS 7.2bn year to date, totaling ARS 16.5bn since Q2 2012), while maintaining a cash cushion of over ARS 5 bn.
• Strong and unlevered balance sheet (Net Debt / EBITDA LTM of 0.96x).
4,458
5,140
3,253
3,458
-6,029
Cash at the
beginning of Q2
2013
Cashflow from
operations
Net financing Capex Cash at the end
of Q2 2013

Agenda Q2 2013 Results 1 Financial Situation 2 Shale Development Agreement 3 Summary 4

Chevron agreement: summary terms
Exploitation of the concession that unifies the areas of Loma La Lata
Norte and Loma Campana targeting Vaca Muerta formation for 35 years
YPF 50% and Chevron 50%
300 MUSD at Closing (once Neuquén grants the new concession), subject to YPF guarantee of repayment for 90-day period
In 90 days after Closing, and subject to certain conditions, including that complementary agreements are signed and YPF contributes 50% of the concession, Chevron starts disbursing balance up to USD 1.24 bn
YPF and Chevron 50/50 sharing of profits of investment for the development of the new concession
YPF
Partners
Initial
disbursement
Area
Pilot project
Second stage
Operator

Total area:
395 km
2
(97.607 acres)
Production (Unconventional)
11,800 boe/d as of July 2013
Development model
290 Km
2
(71.661 acres)
Directional wells upside
105 Km
2
(25.946 acres)
+90 wells in production
+5 year estimates
Estimated oil production:
+ 50 Kbbl/d
It would become YPF’s
main producing field
Chevron agreement: description of project
More than 100 wells drilled
12.4 Kboe/d in July 2013
YPF Unconventional activity
Project
Pilot consisting of 130 wells
(20 Km2)
Full development program of
~1,500 wells (USD 15Bn+)
Development area
Estimated gas production:
3 Mm
3
/d
Oil: 7.6 Kbbl/d
NGL: 2.5 Kbbl/d
Gas: 370 Km3/d
3,3% of total YPF’s
VM  acreage (*)
(*) 395 Km 2 / 12.075 Km 2

Agenda Q2 2013 Results 1 Financial Situation 2 Shale Development Agreement 3 Summary 4

Summary
Healthy margins and market share in spite of the La Plata Refinery incident
Reverted production downtrend
Volume and price increases in core products
Natural gas renewed focus with higher well head prices
Strong financial situation
Agreement with Chevron to develop Vaca Muerta

2nd Quarter 2013 Earnings Webcast Questions and Answers

2nd Quarter 2013 Earnings Webcast August 12, 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: August 12, 2013	By:	/s/ Gabriel E. Abalos
	Name: Title:	Gabriel E. Abalos Market Relations Officer

3